August 3, 2012

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tyco Flow Control International Ltd.

Registration Statement on Form S-1

File No. 333-181253

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1933, as amended, common shares, par value CHF 0.50 per share (the “Shares”), of Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 8:00 a.m., Eastern Time, on August 3, 2012, or as soon as is practicable thereafter.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Alan Klein

Alan Klein, Esq.

Tyco Flow Control International Ltd.

Freier Platz 10

CH-8200 Schaffhausen, Switzerland

41-52-633-02-44

August 3, 2012

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Mr. Tom Jones

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tyco Flow Control International Ltd.

Registration Statement on Form S-1

File No. 333-181253

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective at 8:00 A.M., Eastern Time, on August 3, 2012, or as soon as is practicable thereafter.

The Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TYCO FLOW CONTROL INTERNATIONAL LTD.

By:	/s/ Mark Armstrong

Name: Mark Armstrong Title: Director